Filed by RMR Mortgage Trust
Commission File No. 001-34383
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Tremont Mortgage Trust
Commission File No. 001-38199
Date: August 4, 2021

The following is the script for an earnings conference call of RMR Mortgage Trust (“RMRM”) hosted by Thomas J. Lorenzini, President of RMRM, and G. Douglas Lanois, Chief Financial Officer and Treasurer of RMRM, on August 4, 2021.

RMR Mortgage Trust
Q2 2021 Earnings Call Script
Wednesday, August 4, 2021 at 10:00 AM

Operator:
Good morning. Welcome to RMR Mortgage Trust’s Second Quarter 2021 Financial Results Conference Call. (Operator Instructions). Please note, this event is being recorded.
I would now like to turn the conference over to Kevin Barry, Manager of Investor Relations. Please go ahead.

Speaker: Kevin Barry
Thank you, and good morning, everyone. Thanks for joining us today.
With me on the call are President, Tom Lorenzini and Chief Financial Officer and Treasurer, Doug Lanois. In just a moment, they will provide details about our business and our performance for the second quarter of 2021.
Please note that we will not be taking questions on this call, but we hope to do so on future calls. RMR Mortgage Trust recently transitioned to a commercial mortgage REIT and currently does not have sell-side research coverage, but we do hope firms pick up coverage of the company in the future.
I would like to note that the recording and retransmission of today’s conference call is strictly prohibited without RMRM’s prior written consent. Also note that today’s conference call contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward-looking statements are based on RMRM’s beliefs and expectations as of today, Wednesday, August 4, 2021, and actual results may differ materially from those that we project. The company undertakes no obligation to revise or publicly release the results of any revision to the forward-looking statements made in today’s conference call. A number of risks and uncertainties exist that could cause RMRM’s actual results to differ materially from those expressed or implied. Additional information concerning factors that could cause those differences is contained in our filings with the Securities and Exchange Commission, or SEC, which can be accessed from the SEC’s website. Investors are cautioned not to place undue reliance upon any forward-looking statements.
In addition, our discussion regarding the pending merger of RMRM and TRMT does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the merger, RMRM has filed with the SEC a Registration Statement on Form S-4 containing a joint proxy statement/prospectus and other documents with respect to the merger. The registration statement was declared effective by the SEC on July 26, 2021, and the joint proxy statement/prospectus was mailed or otherwise disseminated to RMRM and TRMT shareholders. Investors are urged to read the joint proxy statement/prospectus (including all amendments and supplements) and any other documents filed or to be filed with the SEC in connection with the merger or incorporated by reference in the joint proxy statement/prospectus because they contain and will contain important information about the merger. Information regarding potential participants and any proxy solicitation of RMRM and TRMT shareholders and a description of their direct and indirect interests by security holdings or otherwise are contained in the joint proxy statement/prospectus.
Finally, we will be discussing Non-GAAP numbers during this call, including distributable earnings. For a reconciliation of net income determined in accordance with GAAP to distributable earnings, please see our quarterly earnings release which is available on our website.
I will now turn the call over to Tom.

Speaker: Tom Lorenzini
Thank you, Kevin. Good morning everyone and thank you for joining us for RMR Mortgage Trust’s second quarter earnings call. I will begin with an update on RMRM’s second quarter performance and will provide some details on our loan portfolio and investment pipeline. I will then turn the call over to Doug to review our financial results and balance sheet.
We continue to build momentum executing on RMRM’s new business plan focused on investing capital in first mortgage loans secured by middle market and transitional commercial real estate. During the second quarter, we closed two new loans, utilized leverage to enhance our portfolio returns, and drove strong sequential growth in investment income and distributable earnings. All of our loans are current on debt service, and our weighted average portfolio risk rating improved compared to the prior quarter.
We also remain on track for our merger with Tremont Mortgage Trust. We filed with the SEC a registration statement, and we are holding a special meeting of shareholders on September 17th where our shareholders will be asked to vote on a proposal to approve the issuance of RMRM common shares in connection with the merger. With shareholder approval, we expect to close the transaction later this quarter.
This merger represents a tremendous opportunity for our shareholders to bring together two highly complementary businesses that will create a larger, more diversified commercial mortgage REIT approaching $1 billion dollars in assets when fully invested. With increased scale and greater financial strength, we believe the combined company will be much better positioned to pursue its focus on commercial mortgage lending, drive earnings growth, and deliver more attractive risk-adjusted returns over the long-term. Based on the compelling benefits of the transaction, we support our Board in their recommendation that shareholders vote FOR the proposal to approve the issuance of RMRM common shares as it relates to the merger.
Now turning to our investment activity during the second quarter… we continued our growth and real estate sector diversification with the closing of two loans with an aggregate capital commitment of $73.5 million dollars. One loan is a $34.3 million dollar bridge loan to refinance an office and industrial property located in Colorado Springs. The loan includes an initial advance of $29.0 million dollars and future advances of up to $5.3 million dollars for tenant improvements, leasing commissions and capital expenditures. We also closed a $39.2 million dollar loan to finance the acquisition of two Class A cold storage industrial buildings in Londonderry, New Hampshire. This loan includes an initial funding of approximately $34.2 million dollars and a future funding allowance of up to $5.0 million dollars.
At the end of the second quarter, RMRM’s portfolio consisted of nine loans with an aggregate commitment of $251 million dollars, a weighted average coupon rate of 5.0 percent and an All In Yield of 5.6 percent. In aggregate, the portfolio has a weighted average loan to value of 68 percent and a weighted average maximum maturity of 4.2 years, when including extension options. Our loans are well diversified geographically and across asset classes with investments distributed among multifamily, industrial, office, lab and retail.
The credit quality of our loan book remains solid. None of our loans are in default, we have not recorded any credit losses, and the underlying collateral continues to perform well. On a five-point scale with “1” representing lowest risk and “5” representing highest risk, the weighted average risk rating improved to 2.9, which speaks to the strong credit quality of our borrowers and our manager’s ability to originate high quality loans. During the quarter, we upgraded our Berkeley, California Lab loan from a 3 to a 2-rating, based upon the property level economics exceeding our estimates due to increased leasing. The rest of the portfolio remained stable at 3.

Our momentum continued after quarter end with the closing of two additional loans, increasing our portfolio of committed capital to nearly $300 million dollars. We closed a $27.4 million dollar loan to refinance a five story, 237,000 square foot, multi-tenant office property located in Plano, Texas. An initial advance of approximately $24.6 million dollars was funded at closing with future advances of up to $2.8 million dollars. Most recently, we closed a $19.7 million dollar loan for the acquisition of a Class A multifamily property located in a popular residential neighborhood in Portland, Oregon. The loan was fully funded at closing.
As the commercial lending markets remain strong and overall CRE transaction volume continues to improve, we are well positioned to further grow RMRM’s portfolio during the second half of 2021 and beyond. We expect increased deal flow will continue in the second half of the year as acquisition activity continues to increase and has remained strong this summer, which is typically a slower season for transaction volume. Our manager Tremont Realty Advisors, under their tradename Tremont Realty Capital, remains active in the bridge loan market with a healthy deal pipeline comprised of more than 20 potential transactions totaling over $600 million dollars in various stages of review, underwriting and diligence, including office, retail, multifamily and hospitality. We currently have three loans under application totaling $45 million dollars, which we expect to close during the third quarter, subject to our final diligence.
The debt markets continue to be marked with significant amounts of liquidity seeking yield creating a very competitive landscape, further driving down pricing. Competition to lend on quality properties is frequently coming from banks, in addition to other mREITS, debt funds and life insurance companies. With the continuing improvement in the economy and the availability of the Covid vaccine, lenders such as us are beginning to expand beyond multi family, lab, office and industrial which have been the preferred property types over the last year to once again include retail and hospitality along with niche products such as self storage and manufactured housing.

This increases the universe of investment opportunities as we continue to focus on new loans that best align with our investment strategy and meet our required risk adjusted returns on capital.
We look forward to updating you on our ongoing growth as we continue the ramp up of our investment portfolio.
And with that, I’ll turn it over to Doug.

Speaker: Doug Lanois

Thank you, Tom, and good morning everyone.
Before I begin, I would like to remind you all that due to our business transition in early January, a comparison of RMR Mortgage Trust’s second quarter earnings results to the prior year period would not be meaningful. Today, we will focus on sequential growth for the quarter ended June 30, 2021.
Our results reflect strong quarter over quarter earnings growth as we continued to ramp up our investment portfolio during the second quarter. Net income was $1.2 million dollars, or 11 cents per share. Excluding non-cash equity compensation expense, distributable earnings increased to 13 cents per share, compared to 3 cents per share during the previous quarter.
Interest income from investments increased more than 50% sequentially to $3.1 million dollars, driven by full quarter interest payments on 7 loans and a partial quarter of interest from our two new loans, which began contributing to interest income when they closed in April. Interest and related expenses incurred from borrowings on our Master Repurchase Facility was approximately $192 thousand dollars, resulting in income from investments, net, of $2.9 million dollars for the second quarter.
As presented in our supplemental financial package, our weighted average all in yield on our investments as of June 30th was 5.6 percent, which consists of a weighted average LIBOR floor of 76 basis points, a weighted average spread of 427 basis points, plus the amortization of our loan fees.

Total expenses of approximately $1.7 million dollars came in slightly higher compared to $1.6 million dollars in the prior quarter. An increase in general and administrative expenses, due to non-cash equity compensation, was partially offset by lower shared services expense reimbursement.
Now briefly turning to our balance sheet…
At the end of the second quarter, we had $30.4 million dollars in cash available to fund further loan obligations and meet our liquidity requirements. Our loans held for investment, net, increased by $63.5 million dollars to $210.7 million dollars, reflecting RMRM’s new loan originations as well as incremental funding on existing commitments.
As we discussed on our call last quarter, our plan is to leverage our investments to maximize earnings growth while we fully invest our cash. During the second quarter, we leveraged four loans with an initial advance of $49.2 million dollars under our master repurchase facility with UBS. We ended to quarter with approximately $144 million dollars of unused capacity, including $111.9 million dollars immediately available to be drawn on loans and $32.0 million dollars available to be drawn to fund future advances on unfunded loan commitments.
Since quarter end, we have closed two investments, which brings our cumulative loan originations to date to $298 million dollars with a principal balance of $257 million dollars. We drew upon our UBS repurchase agreement to fund these loan closings, and as a result the current balance on our repo facility is approximately $69 million dollars.
We are diversifying our funding sources and expanding RMRM’s debt capacity to support continued earnings growth. To that end, we are in active discussions with banking partners to add a non mark-to-market match funded facility and another Master Repurchase Facility. We anticipate these facilities will provide total additional financing capital of approximately $350 million dollars to support future investments and enhance our return on equity.

Finally, total shareholders’ equity was approximately $193.1 million dollars at quarter end. The book value of our common shares at quarter end was $18 dollars and 90 cents. In mid-July, our Board maintained our quarterly distribution to shareholders of 15 cents per share, or approximately $1.5 million dollars, consistent with what we paid in May.

This concludes our presentation for today. Thank you all for joining us. We look forward to updating you on our progress on future calls.

[End]

Warning Concerning Forward-Looking Statements

This transcript of the earnings conference call by RMRM contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Also, whenever RMR Mortgage Trust (Nasdaq: RMRM), or RMRM, uses words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “will”, “may” and negatives or derivatives of these or similar expressions, RMRM is making forward-looking statements. These forward-looking statements are based upon RMRM’s present intent, beliefs or expectations, but forward-looking statements are not guaranteed to occur and may not occur. Actual results may differ materially from those contained in or implied by RMRM’s forward-looking statements as a result of various factors, which include those that are detailed in RMRM’s Current Report on Form 8-K filed on March 24, 2021 and subsequent filings with the Securities and Exchange Commission, or SEC. You should not place undue reliance upon forward-looking statements. Except as required by law, RMRM does not intend to update or change any forward-looking statements as a result of new information, future events or otherwise.

Additional Information about the Merger

In connection with the pending merger, RMRM has filed with the SEC a Registration Statement on Form S-4 containing a definitive joint proxy statement/prospectus and other documents with respect to the pending merger, which was declared effective by the SEC on July 26, 2021. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PENDING MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PENDING MERGER.

The definitive joint proxy statement/prospectus has been mailed to RMRM’s and TRMT’s shareholders. Shareholders may obtain free copies of the Registration Statement on Form S-4, the definitive joint proxy statement/prospectus and any other relevant documents filed or to be filed with the SEC at the SEC’s website at www.sec.gov. In addition, shareholders may obtain copies free of RMRM’s filings with the SEC from RMRM’s website at www.rmrmortgagetrust.com or TRMT’s filings with the SEC from TRMT’s website at www.trmtreit.com.

Participants in Solicitation Relating to the Merger

RMRM, TRMT and their respective trustees and executive officers, and Tremont Realty Advisors LLC, The RMR Group LLC, The RMR Group Inc. and certain of their respective directors, officers and employees, may be deemed to be participants in the solicitation of proxies from RMRM and TRMT shareholders in respect of the pending merger and the other transactions contemplated by the Agreement and Plan of Merger entered into by RMRM and TRMT, or the Merger Agreement. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of RMRM’s and TRMT’s shareholders in connection with the pending merger and the other transactions contemplated by the Merger Agreement is set forth in the definitive joint proxy statement/prospectus. Information regarding RMRM’s trustees and executive officers and TRMT’s trustees and executive officers can be found in RMRM’s and TRMT’s respective definitive proxy statement for its 2021 Annual Meeting of Shareholders. These documents are available free of charge on the SEC’s website and from RMRM or TRMT, as applicable, using the sources indicated above.